Pricing Supplement	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated May 1, 2015	Registration Statement No. 333-202354

and Series M Prospectus Supplement dated September 11, 2017)

April 19, 2018

$5,000,000

Puttable Floating Rate Notes, due April 23, 2058

•	The CUSIP number for the notes is 06048WWH9.
•	The notes are senior unsecured debt securities issued by Bank of America Corporation (“BAC”). All payments and the return of the principal amount on the notes are subject to our credit risk.
•	The notes will mature on April 23, 2058. At maturity, if we have not previously repurchased the notes, you will receive a cash payment equal to 100% of the principal amount, plus any accrued and unpaid interest.
•	Interest will be paid on the 23rd of each January, April, July and October of each year, beginning on July 23, 2018, and with the final interest payment occurring on the maturity date.
•	The notes will bear interest at a per annum floating rate equal to 3-month U.S. dollar LIBOR minus the Spread (as defined below).
•	The “Spread” is 0.30%.
•	You may require that we repurchase your notes in whole or in part on a biennial basis (i.e., every two years) on or after the Initial Repurchase Date (April 23, 2020) if you comply with the requirements set forth in this pricing supplement. However, please note that you will receive less than your principal amount if you request that we repurchase your notes on any Repurchase Date on or prior to April 22, 2042.
•	We do not have the option to redeem the notes prior to maturity.
•	The notes are issued in minimum denominations of $100,000 and whole multiples of $1,000 in excess of $100,000.
•	The notes will not be listed on any securities exchange.
•	The initial estimated value of the notes is less than the public offering price. As of April 19, 2018 (the “pricing date”), the initial estimated value of the notes is $969.50 per $1,000 in principal amount. See “Summary of Terms” beginning on page PS-2 of this pricing supplement, “Risk Factors” beginning on page PS-6 of this pricing supplement and “Structuring the Notes” on page PS-12 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price	100.00%	$5,000,000
Underwriting Discount	1.00%	$ 50,000
Proceeds (before expenses) to BAC	99.00%	$4,950,000

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-6 of this pricing supplement, page S-5 of the attached prospectus supplement, and page 9 of the attached prospectus.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on April 23, 2018 against payment in immediately available funds.

Series M MTN prospectus supplement dated September 11, 2017 and prospectus dated May 1, 2015

BofA Merrill Lynch

SUMMARY OF TERMS

This pricing supplement supplements the terms and conditions in the prospectus, dated May 1, 2015, as supplemented by the Series M prospectus supplement, dated September 11, 2017 (as so supplemented, together with all documents incorporated by reference, the “prospectus”), and should be read with the prospectus.

• Title of the Series:	Puttable Floating Rate Notes, due April 23, 2058
• Aggregate Principal Amount Initially Being Issued:	$5,000,000
• Pricing Date:	April 19, 2018
• Issue Date:	April 23, 2018
• Maturity Date:	April 23, 2058
• Minimum Denominations:	$100,000 and multiples of $1,000 in excess of $100,000
• Ranking:	Senior, unsecured
• Day Count Fraction:	30/360
• Interest Periods:	Quarterly. Each interest period (other than the first interest period, which will begin on the issue date) will begin on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date (or the maturity date, as applicable).
• Interest Payment Dates:	Interest will be paid on the 23rd of each January, April, July and October of each year, beginning on July 23, 2018, and with the final interest payment occurring on the maturity date.
• Interest Reset Dates:	The 23rd of each January, April, July and October of each year, beginning on the issue date.
• Interest Rates:

The notes will bear interest at a per annum floating rate equal to 3-month U.S. dollar LIBOR minus the Spread (as defined below).

The rate of interest payable on the notes during any interest period will not be less than 0%.

• Determination of LIBOR:

For any interest determination date, the term “3-month U.S. dollar LIBOR” means the London interbank offered rate for deposits in U.S. dollars for a 3 month period, as that rate appears on Reuters screen page “LIBOR01” at approximately 11:00 a.m., London time, on that interest determination date. If no offered rate appears on Reuters screen page “LIBOR01” on the relevant interest determination date at approximately 11:00 a.m., London time, then we will select and identify to the calculation agent four major banks in the London interbank market, and the calculation agent will request the principal London offices of each of such banks to provide a quotation of the rate at which 3-month deposits in U.S.

dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time. If at least two quotations are provided, 3-month U.S. dollar LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided. If less than two quotes are provided, we will select and identify to the calculation agent three major banks in New York City, and the calculation agent will request each of such banks to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the interest determination date for loans in U.S. dollars to leading European banks for a three-month period for the applicable interest period in an amount of at least $1,000,000. If three quotations are provided, 3-month U.S. dollar LIBOR will be the arithmetic average of the quotations provided. Otherwise, and subject to the next paragraph, 3-month U.S. dollar LIBOR for the applicable interest period will be equal to 3-month U.S. dollar LIBOR in effect for the then-current interest period.

Notwithstanding the foregoing, if the calculation agent determines on or prior to the relevant interest determination date, after consultation with us, that 3-month U.S. dollar LIBOR has been discontinued, then we will appoint in our sole discretion an investment bank of national standing, which may be our affiliate, to determine whether there is a substitute or successor base rate to 3-month U.S. dollar LIBOR that is consistent with accepted market practice. If such investment bank of national standing determines that there is such a substitute or successor base rate, the calculation agent shall use such substitute or successor base rate. In such case, the calculation agent will implement changes to the business day convention, the definition of business day, the interest determination date and any method for obtaining the substitute or successor base rate if such rate is unavailable on the relevant interest determination date, in a manner that is consistent with industry accepted practices for such substitute or successor base rate, all as directed by the investment bank of national standing. If the investment bank of national standing determines that there is no such substitute or successor base rate as so provided above, 3-month U.S. dollar LIBOR for the applicable interest period will be determined in accordance with the steps provided in the immediately preceding paragraph.

• Interest Determination Date:	The “interest determination date” for each quarterly interest period will be the second London Banking Day (as defined in the prospectus) prior to the beginning of the applicable quarterly interest period; however, the interest determination date for the first quarterly interest period is the pricing date.
• Spread:	0.30%
• Index Maturity:	3 months

• Calculation Agent:	Merrill Lynch Capital Services, Inc.
• Business Days:	If any interest payment date, Repurchase Date (as defined below), or the maturity date occurs on a day that is not a business day in New York, New York, then the payment will be postponed until the next business day in New York, New York. No additional interest will accrue on the notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest period.
• Redemption at Your Option:

Your Right to Have Us Repurchase the Notes. You may require that we repurchase your notes in whole or in part on any Repurchase Date beginning on April 23, 2020 (the “Initial Repurchase Date”), during the term of the notes by following the procedures described under “Annex A - Supplemental Terms of the Notes - Early Repurchase.” These required procedures will include our receiving a Repurchase Notice no later than 4:00 p.m., New York City time, 15 business days prior to the relevant Repurchase Date. If you fail to comply with these procedures, your notice will be deemed ineffective, and we will not repurchase your notes.

Your request that we repurchase your notes is irrevocable.

Repurchase Dates: Every two year anniversary of April 23rd, beginning on April 23, 2020, and ending on April 23, 2056. (The Repurchase Dates occurring in 2030 and 2042 will occur on April 22nd.)

Payment Upon a Repurchase. Upon our early repurchase, you will receive for each $1,000 in principal amount of the notes to be repurchased, in addition to any accrued but unpaid interest, a cash payment on the applicable Repurchase Date equal to:

Repurchase Dates from and including April 23, 2020 to and including April 22, 2030: $980

Repurchase Dates from and including April 23, 2032 to and including April 22, 2042: $990

Repurchase Dates from and including April 23, 2044 to and including April 23, 2056: $1,000

You will receive less than the principal amount of the notes to be redeemed if you request that we repurchase your notes on any Repurchase Date on or prior to April 22, 2042.

Repurchase Notice: A repurchase notice substantially in the form of the Repurchase Notice set forth in Annex B to this pricing supplement.

• Redemption at Our Option:	None

• Record Dates for Interest Payments:	For book-entry only notes, one business day in New York, New York prior to the payment date. If notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding such interest payment date, whether or not such record date is a business day.
• Listing:	None

Payments on the notes depend on our credit risk and on 3-month U.S. dollar LIBOR. The economic terms of the notes (including the Spread and the prices at which we would repurchase the notes prior to maturity as provided in this document) are based on our internal funding rate. This is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements we enter into. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in borrowing rate, as well as the underwriting discount and the hedging related charges described below, reduced the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

The initial estimated value of the notes as of the pricing date is set forth on the cover page of this pricing supplement. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-6 and “Structuring the Notes” on page PS-12.

Certain capitalized terms used and not defined in this document have the meanings ascribed to them in the prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this product supplement to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

The notes are not ordinary debt securities, and the interest rate on the notes may be equal to zero. The notes will pay interest at a rate per annum equal to 3-month U.S. dollar LIBOR minus the Spread. It is possible that the interest rate on the notes may be equal to zero for one or more interest periods. The interest payments on the notes may result in a return that is less than other debt securities that we may issue that have a similar term.

An investment in the notes may be more risky than an investment in notes with a shorter term. The notes have a term of 40 years, if we do not repurchase them before maturity as set forth in this pricing supplement. By purchasing notes with a relatively longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise, because the interest rate on the notes may be less than the amount of interest you could earn on other investments with a similar level of risk available at that time. In addition, if you tried to sell your notes at such time, their value in any secondary market transaction would also be adversely affected.

If you request that we repurchase your notes on any Repurchase Date on or prior to April 22, 2042, you will lose a portion of the principal amount of your notes. If you request that we repurchase your notes on any Repurchase Date on or prior to April 22, 2030, the payment that you receive on the Repurchase Date will be a Repurchase Amount that is equal to $980 for each $1,000 in principal amount of the notes to be repurchased. If you request that we repurchase your notes on any Repurchase Date on or after that date, but on or prior to April 22, 2042, the payment that you receive on the Repurchase Date will be a Repurchase Amount that is equal to $990 for each $1,000 in principal amount of the notes to be repurchased. Accordingly, you may lose a portion of your principal amount upon an early repurchase.

There are restrictions on your ability to request that we repurchase your notes. You may submit a request to have us repurchase your notes on any Repurchase Date. If you elect to exercise your right to have us repurchase your notes, your request that we repurchase your notes is only valid if we receive your Repurchase Notice no later than 4:00 p.m., New York City time, 15 business days prior to the relevant Repurchase Date and following the procedures described under “Annex A - Supplemental Terms of Notes - Early Repurchase” and we (or our affiliates) acknowledge receipt of the Repurchase Notice that same day. If we do not receive that Repurchase Notice, or we (or our affiliates) do not acknowledge receipt of that notice as provided in Annex A below, your repurchase request will not be effective and we will not be required to repurchase your notes on the corresponding Repurchase Date. Because of the timing requirements of the Repurchase Notice, settlement of the repurchase will be longer than a sale and settlement in the secondary market. As your request that we repurchase your notes is irrevocable, this will subject you to market risk in the event the market fluctuates after we receive your request.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date or any Repurchase Date. If we become unable to meet our financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

The public offering price you pay for the notes exceeds their initial estimated value. The initial estimated value of the notes that is provided in this pricing supplement is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.

The quoted price of any of our affiliates for the notes could be higher or lower than the price that you paid for them.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of market interest rates, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in "Structuring the Notes" on page PS-12. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that our affiliate, MLPF&S, will act as a market-maker for the notes, but neither MLPF&S nor any of our other affiliates is required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market and there may be no secondary market at all for the notes. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed and you should be prepared to hold the notes until maturity or an earlier repurchase.

The availability and liquidity of a trading market for the notes will also be affected by the degree to which purchasers treat the notes as qualified replacement property, as discussed below.

Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	the time remaining to maturity of the notes;
•	the aggregate amount outstanding of the notes;
•	the level, direction, and volatility of market interest rates generally;
•	general economic conditions of the capital markets in the United States;
•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;
•	our financial condition and creditworthiness; and
•	any market-making activities with respect to the notes.

Reforms to and uncertainty regarding LIBOR may adversely affect the value of, return on and trading market for the notes. The U.K. Financial Conduct Authority, which regulates LIBOR, announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. This announcement, in conjunction with financial benchmark reforms more generally and changes in the interbank lending markets have resulted in uncertainty about the future of LIBOR and certain other rates or indices which are used as interest rate “benchmarks.” These actions and uncertainties may have the effect of triggering future changes in the rules or methodologies used to calculate benchmarks or lead to the discontinuance or unavailability of benchmarks. ICE Benchmark Administration is the administrator of LIBOR and maintains a reference panel of contributor banks, which includes our affiliate, Bank of America, N.A., London branch for certain LIBOR rates. Uncertainty as to the nature and effect of such reforms and actions, and the potential or actual discontinuance of benchmark quotes, may adversely affect the value of, return on and trading market for the notes.

The floating rate of interest on the notes may be calculated using alternative methods if 3-month U.S. dollar LIBOR is no longer quoted and may be calculated using a different base rate if 3-month U.S. dollar LIBOR is discontinued. To the extent that 3-month U.S. dollar LIBOR is no longer quoted on the Reuters screen page as described in this pricing supplement, 3-month U.S. dollar LIBOR will be determined using the alternative methods described in this pricing supplement above under the heading “Summary of Terms—Determination of LIBOR.” Any of these alternative methods may result in interest payments on the notes that are higher than, lower than or that do not otherwise correlate over time with the interest payments that would have been made on the notes if 3-month U.S. dollar LIBOR was available in its current form. Further, the same reforms, actions, costs and/or risks that may lead to the discontinuation or unavailability of 3-month U.S. dollar LIBOR may make one or more of the alternative methods impossible or impracticable to determine. If 3-month U.S. dollar LIBOR is no longer quoted, or if 3-month U.S. dollar LIBOR is discontinued and it is determined there is no substitute or successor base rate to 3-month U.S. dollar LIBOR that is consistent with accepted market practice, the final alternative method for determining 3-month U.S. dollar LIBOR for the applicable interest determination date is to use 3-month U.S. dollar LIBOR in effect for the then-current interest period. In addition, if the calculation agent determines, in consultation with us, that 3-month U.S. dollar LIBOR has been discontinued, then we will appoint in our sole discretion an investment bank of national standing, which may be our affiliate, to determine whether there is a substitute or successor base rate to 3-month U.S. dollar LIBOR that is consistent with accepted market practice. Any of the foregoing may have an adverse effect on the value of, return on and trading market for the notes.

If it is determined that 3-month U.S. dollar LIBOR has been discontinued, we will select an investment bank of national standing, which may be our affiliate, to assist us in the determination of the substitute or successor base rate. If we select one of our affiliates to assist in the determination of the substitute or successor base rate, the interests of such entity may be adverse to your interests as a holder of the notes.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management.

There are additional risks for investors who seek to treat the notes as “qualified replacement property.” Prospective investors seeking to treat the notes as “qualified replacement property” for purposes of Section 1042 of the Code should be aware that Section 1042 of the Code requires the issuer to meet certain requirements in order for the notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic operating corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “passive income test”). For purposes of the passive income test, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more other corporations, all such corporations are treated as one corporation (the “affiliated group”) when computing the amount of passive investment income under Section 1042 of the Code.

We believe that less than 25 percent of our affiliated group’s gross receipts is passive investment income for the taxable year ending December 31, 2017. Accordingly, we believe that the notes should qualify as “qualified replacement property.” In making this determination, we have made certain assumptions and used procedures which we believe are reasonable. We cannot give any assurance as to whether our affiliated group will continue to meet the relevant tests and requirements necessary for the notes to qualify as “qualified replacement property.” It is, in addition, possible that the IRS may disagree with the manner in which we have calculated the affiliated group’s gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein.

U.S. FEDERAL INCOME TAX SUMMARY

For a brief description of the tax effects of an investment in the notes, see “U.S. Federal Income Tax Considerations” and “U.S. Federal Income Tax Considerations—Taxation of Debt Securities” beginning on page 99 and page 100, respectively, of the attached prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION—conflicts of interest

Our broker-dealer subsidiary, MLPF&S, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-24 of the accompanying prospectus supplement.

The selling agent will receive the compensation set forth on the cover page of this pricing supplement as to the notes sold through its efforts. We or one of our affiliates may pay varying selling concessions of up to 1.00% in connection with the distribution of the notes to other registered broker-dealers.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.

The selling agent is not acting as your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

Under the terms of our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this pricing supplement, less the indicated underwriting discount.

MLPF&S may sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

MLPF&S and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

At MLPF&S’s discretion, for a short undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the level of 3-month U.S. dollar LIBOR and the remaining term of the notes. However, none of us, MLPF&S or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

No Prospectus (as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the EEA, and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to 3-month U.S. dollar LIBOR. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of 3-month U.S. dollar LIBOR, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.

For further information, see “Risk Factors” beginning on page PS-6 of this pricing supplement.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Senior Note, dated February 7, 2017 (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus supplement and prospectus, all in accordance with the provisions of the indenture governing the notes, such notes will be legal, valid and binding obligations of BAC, subject to the effect of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date hereof.  In addition, this opinion is subject to the assumption that the trustee’s certificate of authentication of the Master Note has been manually signed by one of the trustee’s authorized officers and to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes, the validity, binding nature and enforceability of the indenture governing the notes with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated January 13, 2017, which has been filed as an exhibit to BAC’s Current Report on Form 8-K dated January 13, 2017.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person (within the meaning of the Code), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which we or any of our affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or any plan subject to similar laws or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code or similar laws.

Further, any person acquiring or holding the notes on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 408(b)(17) of ERISA in connection with the transaction or any redemption of the notes, (y) none of us, MLPF&S, or any other selling agent directly or indirectly exercises any discretionary authority or control or renders investment advice or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

In addition, any purchaser, that is a Plan or a Plan Asset Entity or that is acquiring the notes on behalf of a Plan or a Plan Asset Entity, including any fiduciary purchasing on behalf of a Plan or Plan Asset entity, will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that (a) none of us, MLPF&S, or any of our other affiliates is a “fiduciary” (under Section 3(21) of ERISA, or under any final or proposed regulations thereunder, or with respect to a governmental, church, or foreign plan under any similar laws) with respect to the acquisition, holding or disposition of the notes, or as a result of any exercise by us or our affiliates of any rights in connection with the notes, (b) no advice provided by us or any of our affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the notes and the transactions contemplated with respect to the notes, and (c) such purchaser recognizes and agrees that any communication from us or any of our affiliates to the purchaser with respect to the notes is not intended by us or any of our affiliates to be impartial investment advice and is rendered in its capacity as a seller of such notes and not a fiduciary to such purchaser. Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.

ANNEX A

SUPPLEMENTAL TERMS OF NOTES

Early Repurchase

Subject to the procedures and terms set forth below, you may submit a request to have us repurchase all or a portion of your notes on any Repurchase Date during the term of the notes on or after the Initial Repurchase Date. Any repurchase request that we accept in accordance with the procedures and terms set forth below will be irrevocable.

To request that we repurchase your notes, you must instruct your broker or other person through which you hold your notes to take the following steps:

●	Send a notice of repurchase, substantially in the form attached as Annex B to this pricing supplement (a “Repurchase Notice”), to us via e-mail at cfd_buyback@bankofamerica.com, sdca@baml.com and dg.ml&co_treasury_settlements@baml.com, with “Puttable Floating Rate Notes due April 23, 2058, CUSIP No. 06048WWH9” as the subject line. We must receive this notice no later than 4:00 p.m., New York City time, 15 business days prior to the relevant Repurchase Date. We or our affiliate must acknowledge receipt of the Repurchase Notice on the same business day for it to be effective, which acknowledgment will be deemed to evidence our acceptance of your repurchase request;

●	Instruct your DTC custodian to book a delivery versus payment trade with respect to your notes on the relevant Repurchase Date at a price equal to the Repurchase Amount payable upon early repurchase of the notes; and

●	Cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the day on which the notes will be repurchased.

Please note that you must request for us to repurchase at least $100,000 in principal amount of your notes in connection with any such request. If you do not request that we redeem all of your notes, you must request that we redeem an amount such that at least $100,000 in principal amount will remain outstanding.

Please note that different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the notes in respect of those deadlines. If we do not receive your Repurchase Notice by 4:00 p.m., New York City time, 15 business days prior to the relevant Repurchase Date, or we (or our affiliates) do not acknowledge receipt of the Repurchase Notice on the same day, your Repurchase Notice will not be effective, and we will not repurchase your notes. Once given, a Repurchase Notice may not be revoked.

The calculation agent will, in its sole discretion, resolve any questions that may arise as to the validity of a Repurchase Notice and the timing of receipt of a Repurchase Notice or as to whether and when the required deliveries have been made. Questions about the repurchase requirements should be directed to cfd_buyback@bankofamerica.com, sdca@baml.com and dg.ml&co_treasury_settlements@baml.com.

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ANNEX B

FORM OF REPURCHASE NOTICE

To: Bank of America Corporation

Subject: Puttable Floating Rate Notes, due April 23, 2058, CUSIP No. 06048WWH9

Ladies and Gentlemen:

The undersigned holder of the above-captioned securities (the “notes”) hereby irrevocably elects to exercise, with respect to the number of the notes indicated below, as of the date hereof, the right to have you repurchase such notes on the Repurchase Date specified below as described in the pricing supplement dated April 19, 2018 relating to the notes. Terms not defined herein have the meanings given to such terms in the pricing supplement.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the notes (specified below) to book a delivery versus payment trade on the relevant Repurchase Date with respect to the number of notes specified below at a price per $1,000 principal amount note determined in the manner described in the pricing supplement, facing DTC 0161 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York City time, on the Repurchase Date.

Very truly yours,

[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
e-mail:

Principal Amount of Notes Surrendered for Repurchase: $____________ (must be at least $100,000)

Applicable Repurchase Date: _________________, 20__*

DTC # (and any relevant sub-account):

Contact Name:
Telephone:

Acknowledgment: I acknowledge that the notes specified above will not be repurchased unless all of the requirements specified in the pricing supplement are satisfied, including the acknowledgment by you or your affiliate of the receipt of this notice on the date hereof.

Questions regarding the repurchase requirements of your notes should be directed to cfd_buyback@bankofamerica.com, sdca@baml.com and dg.ml&co_treasury_settlements@baml.com.

*Subject to adjustment as described in the pricing supplement and related prospectus supplement and prospectus.

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